Bangkok Bank
ธนาคารกรุงเทพ

04 JAN 20 AM 7:21

04012413

SUPPL

January 21, 2004

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited--Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the 2003 unaudited financial statements that Bangkok Bank reported to the Stock Exchange of Thailand.

Please be informed that our financial results can be accessed through SET's website at **http://www.set.or.th** (News Room/Company News) or SEC's website at **http://www.sec.or.th** (Listed Companies/Financial Statement) or Bangkok Bank's website at **http://www.bangkokbank.com** (About Us/Financial Statements).

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Regards,

P. Tayanithi

Dr. Piyapan Tayanithi
Executive Vice President

Audit and Control Division
Tel (662) 230-1730, 231-4280
Fax (662) 236-8983
ธนาคารกรุงเทพ จำกัด (มหาชน)
333 ถนนสีลม กรุงเทพ 10500 โทรศัพท์ (662) 231-4333 www.bangkokbank.com
Bangkok Bank Public Company Limited
333 Silom Road Bangkok 10500 Thailand Tel (662) 231-4333 www.bangkokbank.com

Summary Statement of Assets and Liabilities *

As of 31 December, 2003

ASSETS	Baht
Cash	28,239,949,392.75
Interbank and money market items	113,357,615,135.25
Securities purchased under resale agreements	77,094,000,000.00
Investment in securities, net (with obligations Baht 102,125,992,000.00)	355,751,445,270.80
Credit advances (net of allowance for doubtful accounts)	713,479,887,675.53
Accrued interest receivables	1,032,342,856.11
Properties foreclosed, net	26,007,863,872.01
Customers' liabilities under acceptances	1,139,411,676.28
Premises and equipment, net	29,878,803,770.93
Other assets	12,867,658,336.57
Total Assets	1,358,848,977,986.23
Customers' liabilities under unmatured bills	9,199,972,715.30
Total	1,368,048,950,701.53
LIABILITIES	
Deposits	1,114,909,898,005.57
Interbank and money market items	38,166,283,047.22
Liabilities payable on demand	6,743,281,613.78
Securities sold under repurchase agreements	-
Borrowings	77,622,827,574.72
Bank's liabilities under acceptance	1,139,411,676.28
Other liabilities	18,038,746,829.95
Total Liabilities	1,256,620,448,747.52
SHAREHOLDERS' EQUITY	
Paid-up share capital	
(registered share capital Baht 40,000,000,000.00)	19,088,428,940.00
Reserves and net profit after appropriation	49,636,815,878.27
Other reserves and profit and loss account	33,503,284,420.44
Total Shareholders' Equity	102,228,529,238.71
Total Liabilities and Shareholders' Equity	1,358,848,977,986.23
Bank's liabilities under unmatured bills	9,199,972,715.30
Total	1,368,048,950,701.53

Non-Performing Loans for the quarter ended December 31, 2003	
(24.67% of total loans before allowance for doubtful accounts)	210,855,138,246.06
Required provisioning for loan loss for the quarter ended December 31, 2003	91,492,022,993.99
Actual allowance for doubtful accounts	135,548,711,454.61
Loans to related parties	32,253,774,848.44
Loans to related asset management companies	5,539,230,000.00
Loans to related parties due to debt restructuring	54,395,529,271.63
Borrowings as part of subordinated debentures cum preferred shares to be	
included in the Tier 1 Capital, permitted by the Bank of Thailand	34,496,550,000.00
Legal capital fund	136,115,881,763.70
Changes in assets and liabilities this month due to the panalty expenses from violating the Commercial	
Banking Act B.E.2505 and amended Act, Section	-
International Banking Facility's assets and liabilities	
Total assets	13,526,221,772.23
Total liabilities	77,702.68
Significant contingent liabilities	
Avals to bills and guarantees of loans	14,247,855,278.33
Letters of credit	28,459,194,067.69

* This Summary Statement has not been reviewed or audited by Certified Public Accountant

Document no. 2

BANGKOK BANK PUBLIC COMPANY LIMITED

Balance Sheets

	"Unaudited" As at December 31, 2003	"Audited" As at December 31, 2002	Unit : Baht Increase(Decrease)	%
Assets				
Cash	28,239,949,393	23,783,877,885	4,456,071,508	18.7
Interbank and money market items	113,357,615,135	139,708,412,984	(26,350,797,849)	(18.9)
Securities purchased under resale agreements	77,094,000,000	6,000,000,000	71,094,000,000	1,184.9
Investment in securities, net	355,751,445,271	318,161,594,916	37,589,850,355	11.8
Loans	848,858,840,522	830,622,403,628	18,236,436,894	2.2
Accrued interest receivables	1,032,342,856	1,459,147,451	(426,804,595)	(29.3)
Less Allowance for doubtful accounts and for debt restructuring	(135,378,952,847)	(150,754,155,401)	15,375,202,554	10.2
Properties foreclosed, net	26,007,863,872	31,605,689,578	(5,597,825,706)	(17.7)
Customers' liabilities under acceptances	1,139,411,676	1,178,513,869	(39,102,193)	(3.3)
Premises and equipment, net	29,878,803,771	29,846,121,188	32,682,583	0.1
Other assets	12,867,658,337	13,486,856,209	(619,197,872)	(4.6)
Total Assets	1,358,848,977,986	1,245,098,462,307	113,750,515,679	9.1
Liabilities				
Deposits	1,114,909,898,006	1,062,664,670,592	52,245,227,414	4.9
Interbank and money market items	38,166,283,047	23,996,529,114	14,169,753,933	59.0
Liabilities payable on demand	6,743,281,614	3,549,489,211	3,193,792,403	90.0
Borrowings	77,622,827,575	78,781,503,976	(1,158,676,401)	(1.5)
Bank's liabilities under acceptances	1,139,411,676	1,178,513,869	(39,102,193)	(3.3)
Other liabilities	18,038,746,830	19,425,632,062	(1,386,885,232)	(7.1)
Total liabilities	1,256,620,448,748	1,189,596,338,824	67,024,109,924	5.6
Shareholders' Equity				
Paid-up share capital	19,088,428,940	14,668,406,940	4,420,022,000	30.1
Reserves and net profit after appropriation	49,636,815,878	8,766,203,701	40,870,612,177	466.2
Other reserves and profit and loss account	33,503,284,420	32,067,512,842	1,435,771,578	4.5
Total Shareholders' Equity	102,228,529,238	55,502,123,483	46,726,405,755	84.2
Total Liabilities and Shareholders' Equity	1,358,848,977,986	1,245,098,462,307	113,750,515,679	9.1

BANGKOK BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED DECEMBER 31, 2003 AND SEPTEMBER 30, 2003

(UNAUDITED)

Unit : Baht

		DECEMBER 31, 2003	SEPTEMBER 30, 2003	Increase (Decrease)	%
Interest and dividend income					
Interest on loans		8,121,337,140	7,635,514,392	485,822,748	6.4
Interest on interbank and money market items		707,287,654	658,248,901	49,038,753	7.4
Investments		2,961,796,090	3,102,883,882	(141,087,792)	(4.5)
Total interest and dividend income		11,790,420,884	11,396,647,175	393,773,709	3.5
Interest expenses					
Interest on deposits		2,529,423,566	2,858,330,968	(328,907,402)	(11.5)
Interest on interbank and money market items		100,432,906	89,763,272	10,669,634	11.9
Interest on borrowings		2,489,442,942	2,506,385,946	(16,943,004)	(0.7)
Total interest expenses		5,119,299,414	5,454,480,186	(335,180,772)	(6.1)
Net interest and dividend income		6,671,121,470	5,942,166,989	728,954,481	12.3
Bad debt and doubtful accounts					
and loss on debt restructuring		1,310,911,092	1,079,716,433	231,194,659	21.4
Non-interest income					
Gain (loss) on investments, net		1,818,927,054	1,640,215,621	178,711,433	10.9
Fees and service income		3,173,765,939	3,037,893,186	135,872,753	4.5
Gain on exchange, net		728,317,745	566,849,631	161,468,114	28.5
Other income		118,995,360	345,398,592	(226,403,232)	(65.5)
Total non-interest income		5,840,006,098	5,590,357,030	249,649,068	4.5
Non-interest expense					
Personnel expenses		1,969,000,919	2,376,471,975	(407,471,056)	(17.1)
Premises and equipment expenses		1,304,678,595	1,051,044,005	253,634,590	24.1
Taxes and duties		723,887,413	528,242,773	195,644,640	37.0
Fees and service expenses		1,600,111,649	440,097,366	1,160,014,283	263.6
Contributions to the Financial Institutions					
Development Fund		999,594,162	1,036,010,136	(36,415,974)	(3.5)
Other expenses		1,439,307,322	1,475,161,612	(35,854,290)	(2.4)
Total non-interest expenses		8,036,580,060	6,907,027,867	1,129,552,193	16.4
Income before income tax		3,163,636,416	3,545,779,719	(382,143,303)	(10.8)
Income tax expenses		-	-	-	
Net income		3,163,636,416	3,545,779,719	(382,143,303)	(10.8)
Earnings per share	**Baht**	2.10	2.42	(0.32)	(13.2)
Weighted average number of					
ordinary shares	**Shares**	1,508,899,503	1,466,495,694	42,403,809	2.9

BANGKOK BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,

(UNAUDITED)

Unit : Baht

		2003	2002	Increase (Decrease)	%
Interest and dividend income					
Interest on loans		32,473,669,094	34,275,116,493	(1,801,447,399)	(5.3)
Interest on interbank and money market items		3,505,511,825	6,292,379,735	(2,786,867,910)	(44.3)
Investments		12,093,620,659	11,621,362,465	472,258,194	4.1
Total interest and dividend income		48,072,801,578	52,188,858,693	(4,116,057,115)	(7.9)
Interest expenses					
Interest on deposits		13,085,246,529	19,314,670,108	(6,229,423,579)	(32.3)
Interest on interbank and money market items		402,047,169	634,845,997	(232,798,828)	(36.7)
Interest on borrowings		10,032,171,286	9,913,104,371	119,066,915	1.2
Total interest expenses		23,519,464,984	29,862,620,476	(6,343,155,492)	(21.2)
Net interest and dividend income		24,553,336,594	22,326,238,217	2,227,098,377	10.0
Bad debt and doubtful accounts					
and loss on debt restructuring		4,732,572,962	4,231,137,716	501,435,246	11.9
Non-interest income					
Gain (loss) on investments, net		5,474,275,355	184,270,818	5,290,004,537	2,870.8
Fees and service income		11,721,790,826	10,842,687,377	879,103,449	8.1
Gain on exchange, net		2,665,089,218	2,294,376,717	370,712,501	16.2
Other income		963,551,207	1,204,393,065	(240,841,858)	(20.0)
Total non-interest income		20,824,706,606	14,525,727,977	6,298,978,629	43.4
Non-interest expense					
Personnel expenses		8,440,513,300	8,314,175,632	126,337,668	1.5
Premises and equipment expenses		4,640,624,601	4,777,993,975	(137,369,374)	(2.9)
Taxes and duties		2,292,720,522	2,067,681,386	225,039,136	10.9
Fees and service expenses		2,919,636,107	1,910,867,666	1,008,768,441	52.8
Contributions to the Financial Institutions					
Development Fund		4,049,295,345	4,105,521,532	(56,226,187)	(1.4)
Other expenses		6,947,869,198	5,173,604,368	1,774,264,830	34.3
Total non-interest expenses		29,290,659,073	26,349,844,559	2,940,814,514	11.2
Income before income tax		11,354,811,165	6,270,983,919	5,083,827,246	81.1
Income tax expenses		-	-	-	
Net income		11,354,811,165	6,270,983,919	5,083,827,246	81.1
Earnings per share	**Baht**	7.69	4.28	3.41	79.7
Weighted average number of					
ordinary shares	**Shares**	1,477,183,777	1,466,495,694	10,688,083	0.7

Bangkok Bank Public Company Limited
Summary of Financial Results for the Year ended December 31, 2003

Significant items in 2003

In 2003, Bangkok Bank saw an increase in net profit of Baht 5.1 billion to Baht 11.4 billion compared with that of 2002. The main items are:

- Net interest and dividend income totaled Baht 24.6 billion, an increase of Baht 2.2 billion from that in 2002. This was due to the fact that interest and dividend income declined more slowly than interest expenses.

- Net gain on investments totaled Baht 5.5 billion, an increase of Baht 5.3 billion from that in 2002. This was primarily due to gain from sale of investments in debt and equity instruments, which increased by Baht 5.3 billion.

- Non-interest expenses amounted to Baht 29.3 billion, an increase of Baht 2.9 billion compared with that in 2002. Most of the increase was attributable to provisions for impairment of foreclosed assets which amounted to Bt 2.2 billion, and additional expenses such as the Bank's capital raising transaction, technology investments and branch remodeling.

In the fourth quarter of 2003, Bangkok Bank reported a net profit of Baht 3.2 billion, a decrease of Baht 382 million. Significant items are as follows:

- Net interest and dividend income totaled Baht 6.7 billion, an increase of Baht 729 million compared with that in the third quarter. This is due to an increase in interest income from restructured loans coupled with a decrease in interest expenses.

- Net gain on investments totaled Baht 1.8 billion, an increase of Baht 179 million from that in the third quarter. This was mainly due to gain on sale of investments in debt and equity instruments that increased by Baht 572 million.

- Non-interest expenses amounted to Baht 8.0 billion, an increase of Baht 1.1 billion compared with that in the third quarter. This was mainly due to expenses related to the Bank's capital raising transaction.

In December 2003, the Bank increased its common shares by 442 million shares, with proceeds totaling Baht 36.8 billion.

Important items on the balance sheet

Total assets as of December 31, 2003 amounted to Baht 1.4 trillion, an increase of Baht 113.8 billion or 9.1 percent from December 2002. Significant items are as follows:

- Interbank and money market assets as of December 31, 2003 amounted to Baht 113.4 billion, a decrease of Baht 26.4 billion or 18.9 percent from 2002.

- The securities purchased under resale agreements as of December 31, 2003 amounted to Baht 77.1 billion, an increase of Baht 71.1 billion from 2002 as part of the Bank's liquidity management.

- Net investments as of December 31, 2003 totaled Baht 355.8 billion, an increase of Baht 37.6 billion or 11.8 percent from December 2002 due to increased liquidity. Investments in debt instruments amounted to Baht 322.6 billion, an increase of Baht 30.3 billion; while investments in equity instruments amounted to Baht 33.1 billion, an increase of Baht 7.3 billion from 2002.

- Net loans as of December 31, 2003 amounted to Baht 713.5 billion, an increase of Baht 33.6 billion or 5.0 percent from December 2002. During this period, gross loans increased by Baht 18.2 billion, while loan loss reserves decreased by Baht 15.4 billion.

As of December 31, 2003, the Bank had classified loans and accrued interest receivables defined according to the Bank of Thailand Notification dated 28 February 2003, and allowance for doubtful accounts as follows:

(billion Baht)

	Loans and Accrued Interest Receivables*	**Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT ***	**% Required by BOT**	**Provision ** Recorded by the Bank**
1.1 Allowance for doubtful accounts from classified loans				
Normal	613.1	293.1	1	2.9
Special Mentioned	26.3	5.8	2	0.12
Substandard	51.4	32.0	20	6.4
Doubtful	31.9	21.0	50	10.5
Doubtful of Loss	127.5	60.0	100	60.0
Total	850.1	411.8		79.9
1.2 Revaluation allowance for debt restructuring				11.3
Total 1.1 and 1.2				91.2
Allowance established in excess of BOT's regulations				44.1
Total allowance for doubtful accounts and revaluation allowance for debt restructuring				135.4

* Exclude interbank and money market items amounting to Baht 6.0 billion
**Exclude allowance for doubtful accounts of interbank and money market items, amounting to Baht 170 million.

For the year ended December 31, 2003, the Bank had restructured loans amounting to Baht 95.6 billion. As of December 31, 2003, non-performing loans (including interbank and money market items) per the Bank of Thailand's Notification were as follows:

	(billion Baht)
Non – performing loans (NPL)	210.9
Total loans used for NPL ratio calculation	854.8
NPL as percentage of total loans	24.6

Net foreclosed properties as of December 31, 2003 amounted to Baht 26.0 billion, a decrease of Baht 5.6 billion or 17.7 percent from December 2002 as the Bank had transferred some properties to Sinsubtawee Assets Management Company Limited.

Liabilities as of December 31, 2003 totaled Baht 1.3 trillion, an increase of Baht 67.0 billion or 5.6 percent from December 2002, with total deposits amounting to Baht 1.1 trillion, an increase of Baht 52.2 billion or 4.9 percent.

Shareholders' equity as of December 31, 2003 totaled Baht 102.2 billion, an increase of Baht 46.7 billion or 84.2 percent from December 2002. The increase in net shareholders' equity was attributable to the net profit of Baht 11.4 billion for the year ending December 31, 2003, and to the new capital issued of Baht 36.8 billion.

As of December 31, 2003, the Bank's capital adequacy ratio as required by the Bank of Thailand was approximately 16.8 percent, and tier 1 capital was 12.7 percent. With inclusion of the net profit for the half-year ended December 31, 2003, the Bank's capital adequacy ratio and tier 1 ratio would equal 17.7 percent and 13.6 percent, respectively.

Significant items in the statement of income in 2003

For the year ended 2003, the Bank reported a net profit of Baht 11.4 billion, an increase of Baht 5.1 billion or 81.1 percent from that in 2002. Significant items are as follows:

- In 2003, net interest and dividend income totaled Baht 24.6 billion, an increase of Baht 2.2 billion or 10.0 percent in comparison to that in 2002, as interest and dividend income declined more slowly than interest expenses.

- In 2003, the Bank's interest and dividend income amounted to Baht 48.1 billion, a decrease of Baht 4.1 billion or 7.9 percent compared to that in 2002. The decrease in interest income from loans was attributable to the decline in interest rates. Interest income on interbank and money market items also decreased as a result of the decline in the interbank interest rates and reduction of the interbank and money market items outstanding balances.

- Interest expenses totaled Baht 23.5 billion, a fall of 21.2 percent or Baht 6.3 billion compared to that in 2002, in line with declining deposit interest rates.

- In 2003, the Bank's provisions for bad debts and doubtful accounts and for losses on debt restructuring totaled Baht 4.7 billion, increased from that in 2002 by Baht 501 million.

The Bank's non-interest income totaled Baht 20.8 billion, an increase of Baht 6.3 billion or 43.4 percent compared to that in 2002. Significant items are as follows:

- The net gain on investments totaled Baht 5.5 billion, an increase of Baht 5.3 billion compared to that in 2002 primarily due to sale of investments in both the debt and equity portfolio.

- Fees and service income amounted to Baht 11.7 billion, an increase of Baht 879 million, or 8.1 percent compared to that in 2002.

The Bank's non-interest expenses totaled Baht 29.3 billion, an increase of Baht 2.9 million or 11.2 percent from that in 2002. This was primarily due to provisioning for impairment of

foreclosed properties of Baht 2.2 billion and additional expenses relating to the Bank's capital raising transaction, technology investments and branch remodeling.

Significant items in the statement of income in the fourth quarter of 2003

The Bank' net profits in the fourth quarter of 2003 amounted to Baht 3.2 million, a decrease of Baht 382 million, or 10.8% compared with that in the third quarter of 2003. Significant items are as follows:

- In the fourth quarter of 2003, the Bank's net interest and dividend income stood at Baht 6.7 billion, an increase of Baht 729 million or 12.3 percent compared with that in the third quarter of 2003. This was because of an increase in interest income from restructured loans and a decrease in interest expenses.

- In the fourth quarter of 2003, the Bank had interest and dividend income of Baht 11.8 billion, an increase of Baht 394 million, or 3.5% compared with that in the third quarter of 2003 primarily due to an increase in interest income from restructured loans.

- Interest expenses totaled Baht 5.1 billion, a decrease of Baht 335 million or 6.1 percent compared with that in the third quarter of 2003, in line with declining deposit interest rates.

- In the fourth quarter of 2003, the Bank's provisions for bad debts and doubtful accounts and for losses on debt restructuring totaled Baht 1.3 billion, an increase of Baht 231 million compared with that in the third quarter of 2003.

Non-interest income totaled Baht 5.8 billion, an increase of Baht 250 million or 4.5% compared with that in the third quarter of 2003. Significant items are as follows:

- Net gain on investments totaled Baht 1.8 billion, an increase of Baht 179 million compared with that in the third quarter of 2003, primarily due to gain on sale of investments in debt and equity instruments.

- Net fees and service income amounted to Baht 3.2 billion, an increase of Baht 136 million or 4.5 percent compared with that in the third quarter of 2003.

- Net profit from foreign exchange amounted to Baht 728 million, an increase of Baht 161 million or 28.5 percent.

The Bank's non-interest expenses totaled Baht 8.0 billion, an increase of Baht 1.1 billion or 16.4 percent compared with that in the third quarter of 2003. The increase was attributable mainly to expenses related to the Bank's capital raising transaction.

File No. 82-4835

Bangkok Bank
ธนาคารกรุงเทพ

ข่าวประชาสัมพันธ์
Press Release

January 20, 2004

Bangkok Bank's annual profit jumps 81.1 percent year-on-year

Bangkok Bank has announced a full year profit of Baht 11.4 billion for 2003. This is an increase of Baht 5.1 billion or 81.1 percent compared with the net profit of Baht 6.3 billion in 2002. Earnings per share increased by Baht 3.4 in 2002 to Baht 7.7 in 2003, a rise of 79.7 percent.

The increase in net profit is mainly due to an increase in gain on investments and increased net interest income. The Bank recorded a net gain on investments of Baht 5.5 billion in 2003, compared with Baht 0.2 billion in 2002. Net interest income increased by Baht 2.2 billion to Baht 24.6 billion, up from Baht 22.3 billion in the previous year.

Net loan growth exceeded target and grew year-on-year by 2.2 percent or Baht 18.2 billion. The improved economic conditions led to stronger loan demand. The Bank restructured loans amounting to Baht 95.6 billion as companies took advantage of the buoyant business conditions to agree on loan repayments with the Bank.

Interest and dividend income fell by Baht 4.1 billion to Baht 48.1 billion while interest expenses fell by Baht 6.3 billion to Baht 23.5 billion. This was primarily due to the decline in domestic and international interest rates.

Non-interest income rose by Baht 6.3 billion to Baht 20.8 billion. This included a gain on investments of Baht 5.5 billion. Fee and service income rose by Baht 879.1 million or 8.1 percent to Baht 11.7 billion compared with 2002.

Non-interest expenses rose by Baht 2.9 billion to Baht 29.3 billion. This was mainly because of the Bank provisioning for impairment of foreclosed properties of Baht 2.2 billion and additional expenses such as the Bank's capital raising transaction, technology investments and branch remodelling.

Total deposits rose by Baht 52.2 billion, or 4.9 percent to Baht 1,114.9 billion, while total loans amounted to Baht 848.9 billion.

Non-performing loans decreased by Baht 5.1 billion to Baht 210.9 billion from Baht 215.9 billion in 2002. NPLs have fallen to 24.6 percent of total loans.

Total loan loss reserves at year-end were Baht 135.4 billion, representing 148.4 percent of reserves as required by the Bank of Thailand, and 64.2 percent of NPLs. The Bank set aside Baht 4.7 billion for provisioning against loan losses during the year.

Shareholders' equity increased by 84.2 percent, to Baht 102.2 billon at the end of 2003, up from Baht 55.5 billion at the end of 2002, mainly due to a new capital injection of Baht 36.8 billion in December 2003.

The total capital adequacy ratio, including the second half profit, stood at approximately 17.7 percent, an increase of around 6.12 percentage points for the year, while tier 1 capital was approximately 13.6 percent.

ธนาคารกรุงเทพ จำกัด (มหาชน) (บมจ.111)
333 ถนนสีลม กรุงเทพฯ 10500 โทรศัพท์ (662) 230-2710 โทรสาร (662) 231-4692
Bangkok Bank Public Company Limited (Bor. Mor. Jor.111)
333 Silom Road Bangkok 10500 Thailand Tel. (662) 230-2710 Fax. (662) 231-4692